SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                       Commission File Number 333-1418158

                             NOTIFICATION OF LATE FILING

(Check One): [_] Form 10-K  [_] Form 11-K  [_] Form 20-F  [X] Form 10-Q
             [_] Form  N-SAR

             For Period Ended: September 30, 2010

             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR

             For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________


Part I - Registrant Information

PURESPECTRUM, INC.
---------------------------------
Full Name of Registrant


---------------------------------
Former Name if Applicable

118 Pipemakers Circle
Suite  105
---------------------------------
Address of Principal Executive Office (Street and Number)

Pooler, Georgia  31322
---------------------------------
City, State and Zip Code

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Part II - Rules 12b-25(b) and (c)
---------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-(b), the following should be completed. (Check box, if appropriate)

[X]    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b) The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, 11-K or Form - SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]    (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.


Part III - Narrative
--------------------

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be file within the prescribed period.

     The Registrant's quarterly report could not be filed within the prescribed time period due to the Registrant requiring additional time to prepare and review the quarterly report for the period ended September 30, 2010. Such delay could not be eliminated by the Company without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file its Form 10-Q no later than five calendar day following the prescribed due date.


Part IV - Other Information
---------------------------

(1) Name and telephone number of person to contract in regard to this notification.

       Greg Clements              (912)             330-0108
       -------------           -----------          ------------------
       (Name)                  (Area Code)          (Telephone Number)

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(2)    Have all other periodic reports required under section 13 or 15(d) of the
Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

       [X]  Yes      [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

       [ ]  Yes      [X]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


PureSpectrum, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                       PureSpectrum,  Inc.

Date: November 15, 2010                 /s/ Gregory K. Clements
                                       -----------------------
                                       By:  Gregory K. Clements
                                            Chief Executive Officer